ECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                December 12, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X      Form 40-F
                                   ---              ---

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

        (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

Corus Group plc
12 December 2006

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Corus Group plc ("Corus" or the "Company")

Competing offers for Corus Group plc
Proposed adjournment of reconvened EGM and Court Meeting

On 20 October 2006, the boards of Corus, Tata Steel and Tata Steel UK announced that they had reached agreement on the terms of the acquisition of the entire issued and to be issued share capital of Corus at a price of 455 pence in cash per Corus Share. The Tata Acquisition would be made by Tata Steel UK and implemented by way of a scheme of arrangement (the "Tata Scheme"). On 10 November, Corus posted a circular (the "Circular") to Corus Shareholders, containing, inter alia, an explanation of the terms of the Tata Acquisition. Notice of each of the Court Meeting and the EGM convened for 4 December 2006 to consider the Tata Scheme was also given to Corus Shareholders in the Circular.

On 17 November 2006, Companhia Siderurgica Nacional ("CSN") approached Corus regarding a proposal to make a cash offer for Corus at a price of 475 pence per Corus Share. The CSN proposal, which did not amount to a firm intention to make an offer, was subject to certain pre-conditions.

In light of the approach from CSN regarding a possible offer, the Corus Board decided that it was in the best interests of Corus Shareholders to allow CSN additional time to satisfy its pre-conditions and to determine whether it would put forward a formal offer. The Corus Board therefore proposed adjournment resolutions to shareholders at the EGM and the Court Meeting convened for 4 December 2006 in relation to the Tata Scheme. Those resolutions were approved by shareholders and as a result the meetings were adjourned until 20 December 2006.

Since 4 December, two further offers have been made to acquire the Company:

o On 10 December 2006, Tata Steel UK increased its offer price to 500 pence in cash per Corus Share (the "Revised Tata Acquisition"). Other than the increased offer price, the Revised Tata Acquisition will be subject to the same terms and conditions as set out in the Circular.

o On 11 December 2006, CSN announced a formal offer for the Company at an offer price of 515 pence per Corus Share (the "CSN Acquisition"). The CSN Acquisition would also be implemented by way of a scheme of arrangement and is subject to a pre-condition that either Corus Shareholders reject the Tata Scheme or the Tata Scheme is otherwise withdrawn by Corus or lapses. The pre-condition is set out in full in Part I of Appendix I of CSN's announcement. In the event that the pre-condition is satisfied or waived, a scheme document (the "CSN Scheme Document") will be posted within 28 days thereof. CSN will also be posting an information document to Corus shareholders shortly setting out details of the CSN Acquisition and certain information relating to the CSN group.

In light of this, the Corus Board intends to propose resolutions to shareholders at each of the reconvened EGM and the Court Meeting to be held on 20 December 2006 to adjourn those meetings and will announce a proposed date for those adjourned meetings in due course.


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Further, the Corus Directors, who have been advised by Credit Suisse, JPMorgan
Cazenove and HSBC intend, assuming that the current circumstances are prevailing at the time of the reconvened EGM and the Court Meeting:

o to recommend that Corus Shareholders vote in favour of any such adjournment resolutions; and

o to exercise their discretion under any instrument appointing any of them as proxy for a Corus Shareholder at the reconvened EGM or Court Meeting so as to vote in favour of any such adjournment resolutions.

If circumstances change between the time of this announcement and the times of the reconvened EGM and Court Meeting, the Board will reconsider its current intention to propose and recommend that shareholders vote in favour of adjournment resolutions and the Corus Directors will reconsider their intention as to how to vote such proxies as they may hold for Corus Shareholders thereon. In this connection, Corus will make further announcements as appropriate.

Corus Shareholders who wish the discretion afforded by any existing instrument of proxy to remain in place should take no action. Unrevoked proxies will also remain valid at any adjournment of the reconvened Court Meeting or the EGM.

Any Corus Shareholder who no longer wishes any existing instrument appointing a Corus Director (or any other person) as their proxy to remain in place should
(a) attend and vote at the reconvened Court Meeting and/or EGM in person, in which case their proxy will not be capable of exercising their votes, (b) revoke their existing proxy appointment and/or appoint a different person as their proxy with specific instructions on how to vote on any resolutions, or (c) provide different instructions to their existing proxy.

Corus Shareholders who have not yet appointed a proxy but who wish to vote at the reconvened Court Meeting and/or the EGM should either (a) attend and vote at the reconvened Court Meeting or EGM in person, or (b) appoint a proxy. Any proxy appointing a Corus Director will be voted as described above on any adjournment resolution. To be valid any proxies appointed to vote at the reconvened Court Meeting and/or EGM must be returned, whether by post or by hand, so as to arrive at the offices of the Company's Registrars, Lloyds TSB Registrars at least 48 hours prior to the time fixed for the relevant meeting. Therefore, in the case of the reconvened Court Meeting, forms of proxy must be so returned by 10.00 a.m. on 18 December 2006. In the case of the reconvened EGM, forms of proxy must be so returned by 10.15 a.m. on 18 December 2006. Forms of proxy for the reconvened Court Meeting may also be handed to the Chairman of the Court Meeting or to representatives of Lloyds TSB Registrars before the start of the Court Meeting and will still be valid.

ADS Holders who wish any existing Voting Instruction Card to remain in place should take no action. Unrevoked ADS Voting Instruction Cards will be valid at the reconvened Court Meeting and EGM and at any adjournment of such reconvened meetings. ADS Holders who have already returned a Voting Instruction Card to the Bank of New York and who wish to revoke those instructions or to provide different instructions should contact, in the case of registered ADS Holders, the Bank of New York, or, in the case of ADS Holders who hold their Corus ADSs indirectly, their bank, broker, financial institution or share plan administrator through which they hold their Corus ADSs. ADS Holders who have not yet returned a Voting Instruction Card in accordance with the instructions set out in the Circular but who wish to do so in respect of the reconvened Court Meeting and/or EGM should complete a Voting Instruction Card and return it to the Bank of New York by 5.00 p.m. New York time on 13 December 2006 in accordance with the instructions set out in the Circular.

Any holders of interests in Corus Shares held via Euroclear Nederland who have validly given voting instructions or instructions to attend the Court Meeting or the EGM in person and who wish such instructions to remain in place should take no action. Any such unrevoked


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instructions will remain valid at the reconvened Court Meeting and EGM to be held on 20 December 2006 and at any adjournment of such reconvened meetings. Any holder of interests in Corus Shares held via Euroclear Nederland who no longer wishes such instructions to remain in place should contact the Dutch Paying Agent before 5.00 p.m. Amsterdam time on 13 December. Any holders of interests in Corus Shares held via Euroclear Nederland who have not yet returned a Dutch Form of Proxy in accordance with the instructions set out in the Circular but who wish to do so in respect of the reconvened Court Meeting and/or EGM should complete and return a Dutch Form of Proxy to the Dutch Paying Agent by 5.00 p.m. Amsterdam time on 13 December 2006 in accordance with the instructions set out in the Circular.

Except where the context requires otherwise, capitalised terms used in this announcement have the meaning given to them in the Circular.

Enquiries
Corus Group plc
Emma Tovey, Director, Investor Relations
Tel: +44 (0)20 7717 4504

Brunswick (PR adviser to Corus)
Kevin Byram, Partner
Tel: +44 (0)20 7396 5352

The Corus Directors accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Corus Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Neither CSN nor Tata Steel have approved the release of this announcement nor agreed its contents. There can be no certainty that revised offers will be made by either CSN or Tata Steel, nor as to the terms on which any revised offer(s) will be made.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the CSN Acquisition and the Revised Tata Acquisition, and members of the Credit Suisse Group are providing acquisition finance and related services to Tata in relation to the Revised Tata Acquisition. No member of the Credit Suisse Group is acting for any other person in relation to the CSN Acquisition or the Revised Tata Acquisition and will not be responsible to any other person other than Corus and Tata for providing the protections afforded to clients of Credit Suisse, nor for providing advice in relation to the CSN Acquisition, the Revised Tata Acquisition, or any matters referred to herein.

JPMorgan Cazenove, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the CSN Acquisition and the Revised Tata Acquisition and is not acting for any other person in relation to the CSN Acquisition or the Revised Tata Acquisition and will not be responsible to anyone other than Corus for providing the protections afforded to clients of JPMorgan Cazenove, nor for providing advice in relation to the CSN Acquisition, the Revised Tata Acquisition, or any matters referred to herein.

HSBC, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the CSN Acquisition and the Revised Tata Acquisition and is not acting for any other person in relation to the CSN Acquisition or the Revised Tata Acquisition and will not be responsible to anyone other than Corus for providing the protections afforded to clients of HSBC, nor for providing advice in relation to the CSN Acquisition, the Revised Tata Acquisition, or any matters referred to herein.

The distribution of this announcement in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom and into whose possession this announcement comes should


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inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

Corus is currently subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the US Securities and Exchange Commission (the 'SEC'). Reports and other information filed by Corus with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E., Washington, DC 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC's website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com.

This announcement includes 'forward looking statements' under the United States securities laws, including statements about the expected timing of the Acquisition. Forward-looking statements include, without limitation, statements that typically contain words such as 'will', 'may', 'should', 'continue', 'aims', 'believes', 'expects', 'estimates' 'intends', 'anticipates', 'projects', 'plans' or similar expressions. By their nature, forward-looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. The forward-looking statements contained in this announcement are made as of the date hereof and Corus assumes no obligation and does not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Corus, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Corus by Tata Steel, CSN or Corus, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, van be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks in the preceding paragraphs are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.




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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CORUS GROUP plc



Date: December 12, 2006                 By: Theresa Robinson
      -----------------                     ----------------
                                            Name: Mrs Theresa Robinson
                                                  Group Secretariat Co-ordinator